Kinder Holding Corp.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

September 25, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Danilo Castelli, Staff Attorney
Washington, D.C. 205491

Re: Kinder Holding Corp.
Form 8-K
Staff letter dated August 29, 2017
Commission File No. 000-55320

Dear Mr. Castelli:

This letter is in response to the staff's comment letters dated August 29, 2017 and July 21, 2017, regarding the Form 8-K filed by Kinder Holding Corp. (the "Registrant") on August 9, 2017 and the initial Form 8-K filed by the Registrant on June 26, 2017 as well as the Registrant's August 16, 2017 response letter. For the convenience of the staff, we have included the comment in its entirety, together with our response.

Item 5.01 Change in Control of the Registrant

Comment 1. We note your response to comment 1 and partially reissue the comment. We note your disclosure of a change in control whereby Intiva USA Inc. purchased 20 million shares of your common stock, representing approximately 88% of your company's issued and outstanding shares of common stock. We also note that you were a shell company prior to the change in control and that you state you continue to be a shell company. Please amend the current report to provide the Form 10 information with respect to Intiva USA Inc., or provide your detailed analysis why you believe such information is not required. In this regard, we note that Item 5.01(a)(8) of Form 8-K requires a registrant that was a shell company prior to a change in control to provide the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act upon consummation of the change in control transaction.

To the extent the closing of the transaction with Intiva BioPharma Inc. triggers additional reportable events under Form 8-K, including, but not limited to, a change in shell status and/or another change in control, it would appear that a new Form 8-K, or an amendment to the August 9, 2017 Form 8-K, containing the requisite Form 8-K disclosures for such events would also be required at that time. Please refer to General Instruction B.1 and B.3 of Form 8-K for guidance.

Response 1. We understand that Item 5.01(a)(8) of Form 8-K requires (in the ordinary course) that "a registrant that was a shell company prior to a change in control to provide the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act upon consummation of the change in control transaction." Notwithstanding the foregoing, we believe that such information should not be required for the following reasons"
1. Intiva USA Inc., the entity that purchased the 20 million shares in the change in control transaction, was simply a stakeholder as a vehicle to affect the change in control and the purchaser could have been any principal of that entity or any other individuals to achieve the change in control;
2. Upon the closing of the Share Exchange Agreement between the Registrant and Intiva Biopharma Inc., attached as exhibit 10.1 to the Registrant's Form 8-K filed on August 9, 2018, the 20 million shares issued to Intiva USA will be cancelled and new shares of the Registrant's common stock will be issued to the stockholders of Intiva BioPharma;
3. As a result of the cancellation of the 20 million shares issued to Intiva USA, we firmly believe that Form 10 information regarding Intiva USA would not be material or relevant to investors; and
4. Furthermore, the Registrant would experience significant and unnecessary costs associated with the preparation of audited financial statements of Intiva USA for the past two years as well as proforma consolidated financial statements of the Registrant and Intiva USA that would not be meaningful and, in fact, could be misleading to investors and the public because the Registrant is not concluding any business combination transaction with Intiva USA.

The Registrant intends to file a Form 8-K/12G with full Form 10 disclosure upon the closing Share Exchange Agreement with Intiva BioPharma, which will become a wholly-owned subsidiary of the Registrant, which closing is anticipated in October 2017.We believe that this Form 8-K/12G will fully comply with the intention and spirit of Item 5.01(a)(8) of Form 8-K and provide investors and the public with the relevant and material information regarding the Registrant after it ceases to be a shell company.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO